EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

(Unaudited)
(Dollars in Millions)

	Three Months Ended
	March 31,	March 31,
	2011	2010

Profit	$83	$53

Add:
Provision for income taxes	29	16

Profit before income taxes and partnership income	$112	$69

Fixed charges:
Interest expense	$204	$234
Rentals at computed interest*	1	1

Total fixed charges	$205	$235

Profit before income taxes plus fixed charges	$317	$304

Ratio of profit before income taxes plus fixed charges to fixed charges	1.55	1.29

*Those portions of rent expense that are representative of interest cost.